SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                         National Grid Holdings One plc
                        (Name of foreign utility company)

                            National Grid Transco plc
    (Name of filing company, if filed on behalf of a foreign utility company)



     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57, National Grid Transco plc files this form to notify the Securities and Exchange Commission that National Grid Holdings One plc is, and claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act.

Item 1.

     National Grid Holdings One plc ("NGHOne") has its business address at 1-3 Strand, London WC2N 5EH, United Kingdom. NGHOne is a public limited company formed under the laws of England and Wales and is a wholly owned subsidiary of National Grid Transco plc. NGHOne indirectly owns the electricity transmission system in England and Wales. In addition, NGHOne may become the indirect owner of a large gas transportation and distribution system in the United Kingdom through Lattice Group plc, a subsidiary of National Grid Transco plc. These facilities are more fully described below.

     Through its subsidiary National Grid Holdings Ltd., NGHOne owns National Grid Company plc ("NGC"). NGC owns and operates a transmission system consisting of approximately 4,500 route miles of overhead lines and approximately 400 route miles of underground cable together with around 340 substations at some 230 sites in England and Wales. NGH One also owns interests in electricity transmission interconnectors between England and Scotland and between England and France, and is in the process of constructing an undersea electric transmission interconnector between the Australian states of Victoria and Tasmania. NGHOne also owns interests in electric utility businesses located in Zambia and, as at the date hereof, Argentina. In Zambia, NGHOne is indirectly a joint owner of Copperbelt Energy Corporation, the former Power Division of the Zambia Consolidated Copper Mines and in Argentina it is currently an indirect joint owner of Transener SA, the owner and operator of the principal high-voltage electricity system in that country, but has entered an agreement to dispose of all of its interest in this business, subject to receipt of the relevant regulatory approvals


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     NGHOne may acquire an interest in a gas transmission and distribution system in the United Kingdom in connection with the acquisition of Lattice Group plc which is currently a direct subsidiary of National Grid Transco plc, a registered holding company. National Grid Transco plc is the direct parent company of NGHOne plc. Lattice Group plc owns Transco Holdings plc. Transco plc ("Transco"), Transco Holdings plc's principal subsidiary, is the owner, operator and developer of the substantial majority of Great Britain's natural gas transportation and distribution system.

     Transco receives gas from several coastal reception terminals around Great Britain, and transports it to the meters of approximately 21 million industrial, commercial and domestic customers. Its network is made up of approximately 4,100 miles of high-pressure pipeline and approximately 172,000 miles of lower pressure pipeline comprising regional transmission and distribution systems. An interconnector to Belgium links Transco's own gas transportation system to continental Europe's high-pressure gas grid. A second interconnector supplies gas to Eire and Northern Ireland. Both of these interconnectors are owned by third parties. Transco provides gas transportation and distribution services, but does not sell the commodity gas to the end-use customer. Transco transports gas for approximately 70 gas shippers.

     NGHOne is wholly owned by National Grid Transco plc. No other person holds 5% or more of any class of the voting securities of NGHOne.

Item 2.

     The following companies are domestic associate public utility companies of NGHOne (collectively the "Domestic Utility Associates"):

          Niagara Mohawk Power Corporation
          New England Power Company
          Massachusetts Electric Company
          The Narragansett Electric Company
          Granite State Electric Company
          Nantucket Electric Company
          New England Electric Transmission Corporation
          New England Hydro-Transmission Corporation
          New England Hydro-Transmission Electric Company, Inc.


     Niagara Mohawk Power Corporation is directly held by Niagara Mohawk Holdings, Inc., an exempt holding company under Section 3(a)(1) of the Act. Niagara Mohawk Holdings, Inc. and the other Domestic Utility Associates are directly owned by National Grid USA, a registered holding company, which is in turn owned by a series of intermediate registered holding companies, National Grid Holdings Inc., National Grid General Partnership, National Grid (US) Partner 2 Limited, National Grid (US) Partner 1 Limited, National Grid (US) Investments 4 and National Grid (US) Holdings Limited. National Grid Transco plc is the top registered holding company in this chain of companies.

     NGHOne is related to the Domestic Utility Associates only in that they are members of the same holding company system under National Grid Transco plc. NGHOne and its subsidiaries


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may provide services to and receive services from the Domestic Utility
Associates subject to applicable provisions of the Act and the rules, regulations and orders thereunder.

     The Domestic Utility Associates have not paid any amounts to acquire an interest in NGHOne.

EXHIBIT A.

Not applicable.



                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                            National Grid Transco plc



                                        By: /s/ Kirk L. Ramsauer
                                            ---------------------
                                        Kirk L. Ramsauer
                                        Deputy General Counsel
                                        National Grid USA



Date:  April 1, 2004




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